MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

                               August 27, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 39 to Registration Statement on Form N-1A for MFS Series Trust XII ("Trust XII") on behalf of MFS Lifetime Income Fund (File Nos. 333-126328 and 811-21780) and Post-Effective Amendment No. 58 to Registration Statement on Form N-1A for MFS Series Trust XV ("Trust XV") on behalf of MFS Commodity Strategy Fund (File Nos. 2-96738 and 811-04253)

Ladies and Gentlemen:

On behalf of Trust XII and Trust XV, this letter sets forth our responses to your comments of August 8, 2014, on the above-mentioned Post-Effective Amendments to the Registration Statements ("PEAs"), each filed with the Securities and Exchange Commission (the "SEC") on June 26, 2014. The PEA for Trust XII was filed on behalf of MFS Lifetime Income Fund (formerly, MFS Lifetime Retirement Income Fund) for the purpose of registering new classes of shares, Class 529A, Class 529B, and Class 529C shares, and incorporating revisions reflecting a name change and related, minor changes. The PEA for Trust XV was filed on behalf of MFS Commodity Strategy Fund for the purpose of changing the Fund's principal investment strategies to disclose investment in a Cayman subsidiary and to change the Fund's diversification status.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced Registration Statements.

Response:	As requested, in connection with the filings of the above-referenced PEAs, we acknowledge the following:

Securities and Exchange Commission
August  27, 2014

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filings;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trusts from the full responsibility for the adequacy and accuracy of the disclosure in the filings; and

(iii)
the Trusts may not assert the comment process with the SEC or its staff in connection with the filings as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trusts note that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Trust XV - MFS Commodity Strategy Fund:

2.	Comment:	Please confirm that the financial statements of MFS Commodity Strategy Portfolio (the "Subsidiary") will be consolidated with those of the MFS Commodity Strategy Fund (the "Fund").

Response:
We confirm that the Subsidiary's financial statements will be consolidated with the Fund's financial statements.  We note that the "Organization and Management of MFS Commodity Strategy Portfolio" section in the Fund's Statement of Additional Information to be dated August 28, 2014 (the "SAI"), states the following:

"The financial statements of the Subsidiary will be consolidated with the MFS Commodity Strategy Fund's financial statements in the MFS Commodity Strategy Fund's Annual and Semi-Annual reports."

3.	Comment:
Please confirm that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies (Section 8) and capital structure and leverage requirements (Section 18) on an aggregated basis with the Subsidiary.

Response
We confirm that in complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the Subsidiary's investments when testing for compliance with each investment restriction.  However, the Subsidiary will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the Subsidiary will adopt many of the same fundamental and non-fundamental investment restrictions as the Fund.

Securities and Exchange Commission
August  27, 2014

The following disclosure is included in the Fund's SAI under "Organization and Management of MFS Commodity Strategy Portfolio":

"The Subsidiary is managed pursuant to compliance policies and procedures that are materially the same as the policies and procedures applicable to the MFS Commodity Strategy Fund.  [MFS'] Chief Compliance Officer oversees the implementation of the Subsidiary's policies and procedures, and makes periodic reports to the Fund's Board.  The MFS Commodity Strategy Fund and the Subsidiary may test for compliance with certain investment restrictions on a consolidated basis, except that with respect to investments in certain securities that may involve leverage, the Subsidiary will comply with asset segregation requirements to the same extent as the MFS Commodity Strategy Fund."

4.	Comment:	Please confirm that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act) and please identify the custodian of the Subsidiary.

Response:
We respectfully submit that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions. The Fund and the Subsidiary will utilize the same custodian, State Street Bank and Trust Company ("State Street”), with a place of business at State Street Financial Center, One Lincoln Street, Boston, MA 02111. In addition, the Fund is aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly under the 1940 Act or the rules adopted thereunder. As such, we confirm the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

Securities and Exchange Commission
August  27, 2014

The following disclosure is included in the Fund's SAI under "Organization and Management of MFS Commodity Strategy Portfolio":

"The Subsidiary incurs investment and operating costs and has entered into separate contracts for custody, transfer agency, and accounting services with the same service providers that provide these services to the MFS Commodity Strategy Fund."

5.	Comment:
Please confirm that the investment advisory agreement with respect to the Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15) and also file the agreement as a material contract of the Fund.

Response:
Because the Subsidiary is not a registered investment company under the 1940 Act, we respectfully submit that the Subsidiary is not required to comply with the requirements of the Section 15 of the 1940 Act relating to investment advisory contracts. The Subsidiary, however, has entered into an investment advisory agreement with MFS, who also serves as the Fund's investment adviser. The investment advisory agreement between MFS and the Subsidiary sets forth the investment advisory services to be performed by the investment adviser and related matters. The investment advisory agreement also provides that MFS will not receive a fee for these services. The investment advisory agreement further provides that any amendment of the agreement required by the 1940 Act must be approved by a vote of the outstanding voting securities of the Subsidiary. Moreover, as an investment of the Fund, the advisory services performed by MFS to the Subsidiary will be subject to review by the Board of Trustees, including the "independent" Trustees, of the Fund in connection with the Board's annual review of the Fund's investment advisory agreement with MFS with respect to the Fund.

We do not believe that the investment advisory agreement between MFS and the Subsidiary falls within the meaning of "Other Material Contracts" set forth in Item 28(h) of Form N-1A in part because MFS does not receive a fee for the advisory services that it provides to the Subsidiary.  We therefore respectfully decline to file the investment advisory agreement to the registration statement of the Fund.

Securities and Exchange Commission
August  27, 2014

6.	Comment:
Please confirm that the Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

Response:
We confirm that the Subsidiary has a domestic agent for service of process in the United States and consents to the inspection of the Subsidiary's book and records by the SEC to the same extent that the Fund's books and records are subject to inspection by the SEC.

7.	Comment:	Please confirm that the Subsidiary’s Board of Directors will sign the Fund’s registration statement.

Response:
We respectfully submit that the Subsidiary’s Board of Directors is not required to execute the Fund’s registration statement. The Subsidiary is not offering any securities to the public in the United States, nor is the Subsidiary a co-issuer of the Fund's securities. The Subsidiary was organized in part to provide the Fund a non-exclusive means by which the Fund may advance its investment objectives in compliance with Section 851(b)(2) of the Internal Revenue Code of 1986, as amended, and guidance issued by the Internal Revenue Service (“IRS”) that limit the Fund's ability to gain exposure to the commodities markets through direct investments in commodity-linked derivative instruments1.

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC Staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore subsidiaries to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “No-Action Letters”).  In each of the No-Action Letters2, the subsidiaries were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore subsidiaries, and the funds and their managers controlled all of the subsidiaries' investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Fund is relying on the No-Action Letters in support of its view that the Subsidiary is not offering securities in the United States in violation of Section 7(d).

1 The Fund may invest in commodity-linked derivative instruments directly but is limited in its ability to do so by IRS published guidance. As mentioned below, the IRS has issued a private letter ruling to the Fund in which the IRS specifically concluded that income derived from the Fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the Fund.

2 See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

Securities and Exchange Commission
August  27, 2014

We also believe that the Subsidiary is not a co-issuer of the Fund’s securities and, therefore, is not required to sign the Fund's registration statement. The Fund is aware that, with respect to funds-of-funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the SEC Staff requires the acquired fund to sign the registration statement of the acquiring fund. The SEC Staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(a)(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-issuer” for purposes of Rule 140. In a typical master-feeder structure, the Staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary and it is currently anticipated that investment of the Fund's assets in the Subsidiary will be limited to 25% of the Fund's total assets. The Fund maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.  In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Fund does not believe that the Subsidiary should be deemed a “co-issuer” under Rule 140 and, thus, is not required to sign the Fund’s registration statement.

Although the Subsidiary is not required to sign the Fund’s registration statement, the Fund believes that the SEC and Staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund's investors. First, with respect to the Subsidiary, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, with respect to the Subsidiary, although the Subsidiary is organized in the Cayman Islands, the management of its investment portfolio, will take place in the United States, and the Subsidiary will maintain books and records in the United States, as will the Fund, in each case, in accordance with Section 31 of the 1940 Act and the rules thereunder.

Securities and Exchange Commission
August  27, 2014

8.	Comment:
Please confirm that the Fund has received a private ruling letter from the IRS that the income derived from the Subsidiary is "qualifying income" to the Fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended.

Response:
We confirm that the Fund has obtained a private letter ruling from the IRS confirming that income from the Fund's investment in the Subsidiary constitutes "qualifying income" to the Fund for purposes of the 90% income test under Section 851(b)(2) of the Internal Revenue Code of 1986, as amended.

The following sentence is included under "Tax Risks" in the Fund's summary prospectus and in the summary section of the Fund's statutory prospectus:

"The fund has obtained private letter rulings from the IRS confirming that income and gain provided by commodity-linked notes constitute "qualifying income" to the fund and that income from the fund's investments in the Subsidiary constitutes "qualifying income."

In addition, the following sentences are included under "Commodity-Related Investments by MFS Commodity Strategy Fund" within the "Taxation of Shareholders" section of the Fund's SAI:

"The Fund has obtained a private letter ruling from the IRS confirming that income and gain produced by certain commodity-linked notes constitutes qualifying income to the Fund.  The Fund has also obtained a private letter ruling from the IRS confirming that income from the Fund's investments in the Subsidiary constitutes qualifying income to the Fund."

Securities and Exchange Commission
August  27, 2014

9.	Comment:	Please confirm that the Subsidiary's fees and expenses will be included in the Fund's "Annual Fund Operating Expenses" table.

Response:
In accordance with Instruction 3(f)(i) to Item 3 of Form N-1A, we confirm that the Subsidiary's fees and expenses will be included in the Fund's "Annual Fund Operating Expenses" table, and, if greater than one basis point of the average net assets of the Fund, it will be disclosed as a separate line item in such table.

10.	Comment:	Please disclose the Principal Investment Strategies and Principal Risks of the Subsidiary that constitute Principal Investment Strategies and Risks of the Fund.

Response:	The "Principal Investment Strategies" section of the Fund's statutory prospectus contains the following sentence:

"In addition to direct investments in commodity-linked notes, MFS may also invest up to 25% of the fund’s assets in the Subsidiary, which invests significantly in commodity-linked derivatives (such as commodity-linked futures, options, and swaps) and debt instruments." (emphasis added)

Likewise, the "Principal Investment Types" section of the Fund's statutory prospectus contains the description of the Subsidiary and its investment objective, strategies and restrictions:

"Subsidiary: MFS Commodity Strategy Portfolio is a wholly owned and controlled subsidiary of the fund and organized under the laws of the Cayman Islands. The Subsidiary will be advised by MFS and will have the same objective, strategies, and restrictions as the fund, except that MFS will invest the Subsidiary's investments in commodity-linked derivatives primarily in commodity-linked futures, options, and swaps instead of commodity-linked notes. The Subsidiary is overseen by its own board of directors. The Subsidiary does not pay management fees to MFS, but incurs investing and operating expenses."

The Fund's summary prospectus contains the following sentence in its "Principal Investment Strategies" section (as marked to reflect changes to the disclosure from that of the disclosure in the PEA):

"In addition to direct investments in commodity-linked notes, MFS may also invest up to 25% of the fund’s assets in MFS Commodity Strategy Portfolio, a wholly-owned and controlled subsidiary organized in the Cayman Islands (the "Subsidiary"), which ~~will invest~~ invests significantly in commodity-linked derivatives (such as commodity-linked futures, options, and swaps) and debt instruments. The Subsidiary ~~will be~~ is advised by MFS and ~~will have~~ has the same objective, strategies, and restrictions as the fund, except that MFS ~~will invest~~ invests the Subsidiary's investments in commodity-linked derivatives primarily in commodity-linked futures, options, and swaps instead of commodity-linked notes."

Securities and Exchange Commission
August  27, 2014

Because we believe that the current disclosure provides a description of the principal investment strategies of the Subsidiary, we respectfully decline to amend this disclosure.

11.	Comment:
The "Principal Investment Strategies" section of the summary prospectus contains the following disclosure: "MFS uses a bottom-up investment approach to buying and selling debt investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers. Quantitative models that systematically evaluate instruments may also be considered."  Please consider revising this disclosure to incorporate plain English principles, particularly for the phrases "bottom-up investment approach" and "systematically evaluate."

Response:
We believe that our securities selection disclosure satisfies the requirements of Item 4 of Form N-1A to provide a summary description of the disclosure that is included in the statutory prospectus, as required by Item 9 of Form N-1A.  The statutory section of the prospectus includes the following securities selection disclosure:

"MFS uses a bottom-up investment approach to buying and selling debt investments for the fund. Investments are selected primarily based on fundamental analysis of individual instruments and their issuers in light of issuers’ financial condition and market, economic, political, and regulatory conditions. Factors considered may include the instrument’s credit quality and terms, any underlying assets and their credit quality, and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations. Quantitative models that systematically evaluate the structure of the debt instrument and its features may also be considered."

Securities and Exchange Commission
August  27, 2014

We believe this disclosure is consistent with Item 4 and Item 9 of Form N-1A; therefore, we respectfully decline to amend this disclosure.

12.	Comment:
Within the "Principal Investment Strategies" section of the statutory prospectus, the securities selection strategy includes the following disclosure: "MFS allocates the fund’s investments in commodity-linked derivatives among a variety of different commodities and commodity sectors based on quantitative analysis."  In plain English, please explain "quantitative analysis" and describe the process and decisions points of quantitative analysis.

Response:	We will replace the current disclosure in the "Principal Investment Strategies" section of the statutory prospectus with the following disclosure:

"MFS allocates the fund’s investments in commodity-linked derivatives among a variety of different commodities and commodity sectors based on its proprietary quantitative ~~analysis~~ models. Factors considered by the quantitative models may include valuation, momentum, and economic and behavioral data."

MFS Lifetime Income Fund - General Prospectus Comment

13.	Comment:
Within the "Investment Adviser" section under "Management of the Fund," the disclosure states: "This agreement will continue until at least August 31, 2014."  Please confirm whether the agreement is going to be extended.

Response:
In accordance with Instruction 3(e) to Item 3 of Form N-1A, we confirm that the expense limitation arrangement described within the "Investment Adviser" section will be extended through August 31, 2015.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                               Sincerely,

                               SUSAN A. PEREIRA
                               Susan A. Pereira
                               Assistant Secretary